UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

SWISSINSO HOLDING INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

87101R 10 5

(CUSIP Number)

Michael Hirschberg, Esq. Reitler Kailas & Rosenblatt LLC 885 Third Avenue New York, New York 10022 (212) 209-3032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP No. 87101R 10 5	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Salim Shaikh Ismail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,085,300 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,085,300 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,085,300 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.14% (1)
14	TYPE OF REPORTING PERSON IN
(1) Based on 141,207,150 outstanding shares of common stock of the Company as of April 5, 2013.

Item 1.     Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SwissINSO Holding Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is PSE – ParcScientifique de l’EPFL, Route J.D. Colladon, Building D, 3rd Floor, 1015 Lausanne, Switzerland.

Item 2.     Identity and Background

(a)	This Statement is filed by Salim Shaik Ismail (the “Reporting Person”).

(b)	The business address of the Reporting Person is Makeen Tower, 12th Floor, Office No. 1201, P.O. Box 47858, Abu Dhabi, United Arab Emirates. .

(c)	The Reporting Person is Managing Director of Petromar Energy Services, an oil and gas procurement, marketing, sales, service and development company. The address of Petromar is set forth in (b) above.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of India.

Item 3.     Source and Amount of Funds or Other Consideration.

6,751,967 shares of Common Stock of the Company reported herein as being held by the Reporting Person were acquired from the Company on August 15, 2012 upon conversion of an aggregate of $1,712,795 of principal and interest on certain indebtedness of the Company to the Reporting Person, and 3,333,333 shares of Common Stock of the Company reported herein as being held by the Reporting Person were acquired from the Company on the same date for an aggregate purchase price of $500,000.  The source of funds for the purchase of the securities was the personal funds of the Reporting Person.

Item 4.     Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Company reported herein solely for investment purposes.  Except for the foregoing and as otherwise set forth herein, the Reporting Person has no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a)           The Reporting Person beneficially owns 10,085,300 shares of Common Stock of the Company, constituting 7.14% of the 141,207,150 outstanding shares of Common Stock of the Company as of April 5, 2013.

(b)           The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock of the Company reported herein as beneficially owned by him.

(c)           The shares of Common Stock of the Company reported herein were all acquired from the Company on August 15, 2012.  There were no other transactions in the Common Stock of the Company effected by the Reporting Person during the sixty (60) days prior to the date of filing of this Schedule 13D.

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(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Person.

(e)           Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2013

/s/ Salim Shaikh Ismail
Salim Shaikh Ismail

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